AMENDMENT NO. 2 TO THE
AMENDED AND RESTATED DECLARATION OF TRUST OF
OPPENHEIMER INTERNATIONAL BOND FUND

Establishment and Designation of Classes of

Shares of Beneficial Interest of the Trust

This Amendment Number 2 is made as of August 24, 2011 to the Amended and Restated Declaration of Trust of Oppenheimer International Bond Fund (the “Trust”), dated as of November 14, 2000, by the duly authorized individual executing this Amendment on behalf of the Trustees of the Trust.

WHEREAS, the Trustees established Oppenheimer International Bond Fund as a trust under the laws of the Commonwealth of Massachusetts under a Declaration of Trust dated February 2, 1995, as amended and restated as of November 14, 2000 (the “Declaration of Trust”);

WHEREAS, the Trustees, acting pursuant to Part 12 of Article NINTH, of the Declaration of Trust, further amended the Declaration of Trust as of August 27, 2002;

WHEREAS, the Trustees, pursuant to Parts 1, 2 and 3 of Article FOURTH of the Declaration of Trust, have determined that it is advisable to establish and designate an additional class of Shares to the Fund;

NOW, THEREFORE, pursuant to Parts 1, 2 and 3 of Article FOURTH and Part 12 of Article NINTH, of the Declaration of Trust, the Declaration of Trust is supplemented and amended as follows:

Part 3, Article FOURTH of the Declaration of Trust is amended by deleting the first paragraph of Part 3 and replacing it with the following paragraph:

“3.              Without limiting the authority of the Trustees set forth in parts 1 and 2 of this Article FOURTH to establish and designate any further Series or Classes of Series, the Trustees hereby establish one Series of Shares having the same name as the Trust, and said Shares shall be divided into six Classes, which shall be designated Class A, Class B, Class C, Class N, Class Y and Class I.  In addition to the rights and preferences described in parts 1 and 2 of this Article FOURTH with respect to Series and Classes, the Series and Classes established hereby shall have the relative rights and preferences described in this part 3 of this Article FOURTH.  The Shares of any Series or Class that may from time to time be established and designated by the Trustees shall (unless the Trustees otherwise determine with respect to some Series or Classes at the time of establishing and designating the same) have the following relative rights and preferences: ”

IN WITNESS WHEREOF, the undersigned has signed this instrument and has caused it to be lodged among the records of the Fund on August 24, 2011.

Oppenheimer International Bond Fund

/s/ Taylor V. Edwards
Taylor V. Edwards

Assistant Secretary

The Declaration of Trust establishing Oppenheimer International Bond Fund, made as of February 2, 1995, as amended and restated as of November 14, 2000, and as amended thereafter, a copy of which is on file in the office of the Secretary of the Commonwealth of Massachusetts, provides that no Trustee, shareholder, officer, employee or agent of the Trust shall be held to any personal liability, nor shall resort be had to their private property for the satisfaction of any obligation or claim or otherwise in connection with the affairs of the Trust but the Trust Property only shall be liable.